September 18, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Y-mAbs Therapeutics, Inc.

Registration Statement on Form S-1 (as amended) (SEC File No. 333-226999)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Y-mAbs Therapeutics, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on September 20, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,600 copies of the Preliminary Prospectus dated September 7, 2018 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

COWEN AND COMPANY, LLC

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory

COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
	Name:	Jason Fenton
	Title:	Managing Director

As representatives of the several underwriters.

[Signature Page to Acceleration Request (Underwriters)]